February 7, 2017

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Securities and Exchange Commission

Washington, DC 20549

Re: Trans World Entertainment Corporation Form 10-K for Fiscal Year Ended January 30, 2016

Filed April 14, 2016 Form 10-Q for Fiscal Quarter Ended October 29, 2016 Filed December 8, 2016

Form 8-K Amendment Filed December 28, 2016 File No. 000-14818

Dear Ms. Thompson:

This letter is submitted on behalf of Trans World Entertainment (“Trans World Entertainment” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated January 26, 2017. For your convenience the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for Fiscal Year Ended January 30, 2016

Financial Statements

Notes to Financial Statements

Gift Card Breakage

1. Please tell us why you are no longer providing an accounting policy note for recognizing the liability for unredeemed gift cards and gift card breakage and disclosing the related amounts recognized in your financial statements. Based on the disclosures in your fiscal 2014 Form 10-K, it appears that the amounts of breakage recognized in your income statements are likely material to your operating income and pre-tax income.

Company Response:

In preparing financial statement disclosures as part of our annual and quarterly financial reporting process, management assesses materiality in its disclosure control considerations. Materiality is based on elements or metrics of the financial statements (or measures derived from elements of the financial statements) that would influence the economic decisions of users as a group. The decrease in the Company’s profitability over the past few years, primarily due to competition from digital distribution, has resulted in overall financial results that more closely reflect a business slightly better than “break-even” in fiscal 2014 and 2015, and that trend was expected to continue prior to our acquisition of etailz, Inc., an on-line retailer, in October 2016. Over the past four to five years, our Management, Discussion, and Analysis (MD&A) has highlighted a steady decrease in merchandise sales, primarily from our video and music merchandise categories, due to the shift of content from physical media store sales to digital distribution and on-line retailers. As a result of the competition, management had begun to transform its business through (1) a shift toward more trend and apparel products that relate to theatrical releases and music, (2) investments in new store locations (as certain store leases end), (3) enhancements and upgrades to the “look and feel” of certain stores to increase store traffic and improve the customer’s image of the Company, and (4) most recently the acquisition of etailz, Inc. We believe our transformation initiatives are important to changing the downward trend in Net sales and income experienced in recent years; however, these investments are not expected to result in a significant shift in profitability for the next few years. Management is attempting to measure and evaluate our success based on comparable store sales and overall Net sales against our annual plan. Therefore, we have used Net sales as the metric to assess materiality as we believe financial statement users are more focused on Net sales, which is consistent with feedback from our quarterly press release calls and the nature of analyst questions.

The Company notes the Staff’s comment regarding the liability for unredeemed gift cards and gift card breakage. The Company determined the liability for gift cards was immaterial to the financial statements of the Company as the amount represented less than 1% of total assets. In addition, the Company determined that the amount of breakage recognized in the income statement was also immaterial at less than 1% of Net sales.

Net sales (in dollars) of gift cards has declined at an annual compounded rate of 16% per year from 2011 to 2015. The Company notes that the amount of breakage recognized in the income statement represented 0.3% of Net sales. As noted above, the Company uses Net sales as a benchmark for materiality as the Company’s income levels have been close to breakeven and management’s strategy is centered on Net sales growth. The Company believes investors are focused on Net sales growth related to management’s strategic investments in new and innovative products, store redesigns to increase store traffic and attract new customers, and improved store locations as leases expire. All of these investments are designed to grow comparable store Net sales and total Net sales with the intention to deliver long-term profitability.

The Company determined that eliminating the disclosure would not significantly alter the total mix of information provided to shareholders and the information was not material to a reasonable investor’s investment decision.

Form 10-Q for Fiscal Quarter Ended October 29, 2016

Note 6. Business Combinations, page 11

2. Please tell us where you disclosed the primary reasons for the acquisition as required by ASC 805-10-50-2.e. If this disclosure was not provided in your Form 10-Q, please provide it in your upcoming Form 10-K.

Company Response:

The Company notes the Staff’s comment and confirms that the Company will expand Note 6. Business Combinations in its upcoming Form 10-K to provide the primary reasons for the acquisition as required by ASC 805-10-50-2.e.

3. Please tell us where you disclosed a qualitative description of the factors that make up the goodwill recognized in the transaction, such as expected synergies from combining operations of the acquiree with your operations, intangible assets that do not qualify for recognition, or other factors, along with the reportable segment to which this goodwill relates. Refer to ASC 805-30-50-1. If this disclosure was not provided in your Form 10-Q, please provide it in your upcoming Form 10-K.

Company Response:

The Company notes the Staff’s comment and confirms that the Company will expand Note 6. Business Combinations in its upcoming Form 10-K to provide a qualitative description of the factors that make up the goodwill recognized in the transaction, along with the reportable segment to which this goodwill relates as required by ASC 805-30-50-1.

Form 8-K Amendment, Filed December 28, 2016

4. We note your disclosure that the results of operations of etailz will be reported in the etailz segment, and we note your disclosure on page 17 that your reportable segments consist of FYE and etailz. However, we also note that you did not provide the disclosures related to segments as required by ASC 280-10-50. Please confirm our assumption, if true, that you did not provide these disclosures because the amounts related to etailz were immaterial for the 13 week and 39 week periods ended October 29, 2016 given the October 17, 2016 acquisition date. Additionally, please confirm our assumption, if true, that you will provide the segment disclosures required by ASC 280-10-50 in future periods.

Company Response:

The Company notes the Staff’s comment and confirms the assumption that the Company did not provide disclosures related to reportable segments as required by ASC 280-10-50 because the amounts related to etailz were immaterial for the 13 week and 39 week periods ended October 29, 2016 given the October 17, 2016 acquisition date. The Company will provide the segment disclosures required by ASC 280-10-50 in future periods.

Form 8-K Amendment, Filed December 28, 2016

5. We note that the auditor’s report on the financial statements of etailz, inc. included in Exhibit 99.2 does not include the name of the independent accountant who issued the report. Please confirm our assumption that you received an audit report signed by Moss Adams LLP and that exclusion of this signature from the audit report included in Exhibit 99.2 represents an edgarization error. Please ensure that all audit reports contained in future filings have a conformed signature from the auditor as required by Regulation S-T.

Company Response:

The Company notes the Staff’s comment and confirms the receipt of an audit report signed by Moss Adams LLP and the exclusion of this signature from the audit report included in Exhibit 99.2 represents an edgarization error. The Company will include conformed signatures from the auditor in all audit reports contained in future filings as required by Regulation S-T.

Please contact the undersigned (telephone number 518-452-1242) as soon as practicable with any questions or further comments you may have concerning this matter with a copy to the parties mentioned below. Your assistance in this matter is greatly appreciated.

Very Truly Yours, /s/ John Anderson John Anderson Chief Financial Officer

CC:	Timothy White, KPMG LLP via email tgwhite@kmpg.com John Schuster, Cahill Gordon & Reindel LLP via fax (212) 378-2332